October 10, 2024

Foo Chee Weng Desmond
Director, Chairman and Chief Executive Officer
Enigmatic Limited
c/o 3 Shenton Way,
Shenton House, #23-01
Singapore 068805

       Re: Enigmatic Limited
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted September 17, 2024
           CIK No. 0001982961
Dear Foo Chee Weng Desmond:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 19, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted September 17,
2024
Consolidated Financial Statements
Note 4. Cash and cash equivalents, page F-16

1. We read your response to prior comment 6. Excerpts from Tether's terms of service state:
           The composition of the Reserves used to back Tether Tokens is within the sole control and at the sole and absolute discretion of Tether.
           In order to cause Tether Tokens to be issued or redeemed directly by Tether, you
 October 10, 2024
Page 2

            must be a verified customer of Tether. No exceptions will be made to this provision.
            Tether reserves the right to delay the redemption or withdrawal of Tether Tokens if such delay is necessitated by the illiquidity or unavailability or loss of any
            Reserves held by Tether to back the Tether Tokens, and Tether reserves the right to redeem Tether Tokens by in-kind redemptions of securities and other assets held in the Reserves.
       You do not appear to be a verified customer of Tether. In addition, Tether has non-
       financial assets in its Reserves, such as precious metals, bitcoins and other investments that a customer could receive upon an in-kind redemption. Accordingly, it appears your USDT represents a non-financial asset. Please restate your financial statements and revise your disclosures surrounding USDT throughout the filing accordingly. Refer to ASC 350-30. Please also make arrangements with your auditors for them to revise their report to include an explanatory paragraph (immediately following the opinion paragraph), stating the previously issued financial statements have been restated for the correction of a misstatement and referencing the Note to the financial statements, where the restatement is described. Refer to paragraphs .09 and
       .16 of PCAOB AS 2820. Finally, revise your financial statements to label them as restated and provide the footnote disclosures required by ASC 250-10-50-7 through
       50-11. In the restatement footnote, clearly disclose (a) the nature of the error and (b)
       the effect of the error correction by presenting the as originally reported amount, the error correction amount and the as restated amount for each financial statement line item that changed.
       Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Mathew Lewis